UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-35765

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

(Translation of registrant’s name into English)

Suite 2600, South Tower,

Royal Bank Plaza,

200 Bay Street,

Toronto, Ontario,

Canada M5J 2J1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is Amendment No. 3 to the Amended and Restated Sales Agreement by and among Sprott Physical Platinum and Palladium Trust (the “Trust”), Sprott Asset Management LP, and Cantor Fitzgerald & Co., Virtu Americas LLC, Virtu Canada Corp., Canaccord Genuity Corp., Canaccord Genuity LLC, BMO Nesbitt Burns Inc. and BMO Capital Markets Corp.

Exhibit 99.1 is hereby incorporated by reference into the Trust’s registration statement on Form F-10 (File No. 333-281996), filed with the Securities and Exchange Commission on September 6, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL PLATINUM AND PALLADIUM TRUST

(Registrant)

By Sprott Asset Management GP Inc.,

as general partner of

the manager of the Registrant

	By:	/s/ Kevin Hibbert
Kevin Hibbert
Director

Dated: December 6, 2024